UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Noah Education Holdings Ltd.

(Name of Issuer)

Ordinary Shares, with par value US$0.00005 per share[1]

American Depositary Shares, each representing one ordinary share

(Title of Class of Securities)

G65415 104 (Ordinary Shares)
65487R303 (American Depositary Shares)

(CUSIP Number)

Jointly Gold Technologies Limited

Mr. Dong Xu

First Win Technologies Limited

Mr. Benguo Tang

Global Wise Technologies Limited

Mr. Xiaotong Wang

Sunshine Nation Limited

Ms. Siyuan Du

Mr. Qicai Du

c/o Noah Education Holdings Ltd.,

Unit F, 33rd Floor, NEO Tower A, Che Gong Miao,

Futian District, Shenzhen, Guangdong,

People’s Republic of China

+(86) 755-8288-9123

Marco Chung

Morgan Stanley

Level 46, International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

+(852) 2848-5200

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10-6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________

1       Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one ordinary share.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Jointly Gold Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Dong Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: First Win Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Benguo Tang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Global Wise Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Xiaotong Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Sunshine Nation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Siyuan Du
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Qicai Du
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [X]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON HC, CO

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed with respect to Noah Education Holdings Ltd. (the “Company” or “Issuer”) jointly by Jointly Gold Technologies Limited, Mr. Dong Xu, First Win Technologies Limited, Mr. Benguo Tang, Global Wise Technologies Limited, Mr. Xiaotong Wang, Sunshine Nation Limited, Ms. Siyuan Du, Mr. Qicai Du and Morgan Stanley (collectively referred to herein as the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the United States Securities and Exchange Commission on behalf of the Reporting Persons on June 9, 2014 (the “Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2.          IDENTITY AND BACKGROUND

Schedule A and Schedule B to the Schedule 13D is hereby amended and replaced by the Schedule A and Schedule B attached hereto.

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 25, 2014, the Company held an extraordinary general meeting of its shareholders (the “General Meeting”) at the offices of the Company located at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province, People’s Republic of China. At the General Meeting, the shareholders of the Company voted in favor of the proposal to approve the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent.

On July 30, 2014, the Company and Merger Sub filed a plan of merger with the with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 30, 2014, pursuant to which the Merger became effective on July 30, 2014. At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $2.85 and each ADS, representing one Ordinary Share, was cancelled in exchange for the right to receive $2.85 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Rollover Shareholders, (b) Ordinary Shares held by Parent, the Company or any of their subsidiaries, and (c) Ordinary Shares held by the depositary of the ADSs that are not represented by ADSs, all of which were cancelled and ceased to exist at the effective time of the Merger for no consideration. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

In addition, at the effective time of Merger, the Company’s 2007 Share Incentive Plan, 2008 Share Incentive Plan and 2011 Share Incentive Plan and all amendments and modifications thereto (the “Share Incentive Plans”) and any relevant awards agreements applicable to the Share Incentive Plans were terminated. At the effective time of the Merger, except with respect to the Rollover Shareholders, each vested option to purchase Share granted pursuant to the Share Incentive Plans (a “Company Option”) that was then outstanding and unexercised was cancelled in consideration and exchange for the right to receive a cash amount equal to the excess of $2.85 over the exercise price of such Company Option, without interest and net of any applicable withholding taxes; each vested restricted share unit (a “Company RSU”) and restricted share (a “Company Restricted Share”) granted pursuant to the Share Incentive Plans that was then outstanding was cancelled in consideration and exchange for the right to receive $2.85 in cash, without interest and net of any applicable withholding taxes; each unvested Company Option that was then outstanding was cancelled and converted into and exchanged for the right to receive a restricted cash award (an “RCA”) in an amount equal to the excess of $2.85 over the exercise price of such Company Option in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company Option without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months.; each unvested Company RSU and Company Restricted Share that was then outstanding was cancelled and converted into and exchanged for the right to receive an RCA of $2.85 in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company RSU or Company Restricted Share without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months; and each Company Option (whether vested or unvested) that was then outstanding and unexercised was cancelled without any payment therefor if the exercise price of such Company Option was equal to or greater than $2.85.

Pursuant to the Support Agreement, as amended by Amendment No. 1 to the Support Agreement, the Rollover Shares were canceled immediately prior to the effective time of the Merger for no consideration. Immediately prior to the effective time of the Merger, each Rollover Shareholder subscribed for (or caused his/its affiliate to subscribe for) the number of ordinary shares of Parent, at par value per share, equal to the number of Rollover Shares held by such Rollover Shareholder and cancelled pursuant to the Support Agreement. In addition, the Rollover Shareholders, who collectively owned approximately 68.1% of the outstanding Ordinary Shares prior to the effective time of the Merger, appeared at the General Meeting or otherwise caused their Ordinary Shares to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their Ordinary Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement and Amendment No. 1 to the Support Agreement, copies of which were filed as Exhibit 7.06 and Exhibit 7.17 to the Schedule 13D and are incorporated herein by reference in their entirety.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on July 30, 2014 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) – (b)	As of the date hereof, the Reporting Persons do not beneficially own any shares of Ordinary Shares of the Company or have any voting power or dispositive power over any Ordinary Shares of the Company.

(c)	Other than the transactions listed above, none of the Reporting Persons has effected any transactions of the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	July 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2014

Morgan Stanley

By:	/s/ Graham Choy
	Name:	Graham Choy
	Title:	Vice President

Jointly Gold Technologies Limited

By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Sole Director

Dong Xu

By:	/s/ Dong Xu

first win Technologies Limited

By:	/s/ Benguo Tang
	Name:	Benguo Tang
	Title:	Sole Director

benguo tang

By:	/s/ Benguo Tang

[Signature Page to Schedule 13D Amendment]

global wise Technologies Limited

By:	/s/ Xiaotong Wang
	Name:	Xiaotong Wang
	Title:	Sole Director

xiaotong wang

By:	/s/ Xiaotong Wang

Sunshine Nation Limited

By:	/s/ Siyuan Du
	Name:	Siyuan Du
	Title:	Sole Director

Siyuan Du

By:	/s/ Siyuan Du

Qicai Du

By:	/s/ Qicai Du

[Signature Page to Schedule 13D Amendment]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Director	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	Professor of Business Administration and Economics at the Walter A. Haas School of Business at the University of California, Berkeley	United States
*Rayford Wilkins, Jr.	Director	United States
Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Executive Vice President and Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States and the United Kingdom
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Issuer’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

(c) On July 23, 2014, the U.S. Securities and Exchange Commission (“SEC”) approved the Company’s Offer of Settlement to resolve an investigation of certain subprime RMBS transactions sponsored and underwritten by the Company in 2007.  Pursuant to the settlement, the Company neither admitted nor denied the SEC’s findings but was charged with violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and agreed to pay disgorgement and penalties in an amount of $275 million.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.